August 13, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation
Form 10-K
Filed March 9, 2012
Schedule 14A
Filed March 30, 2012
File No. 000-51371

Dear Mr. Spirgel:

On August 1, 2012, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filing.  Our responses to the comments are provided below following the Division’s comments.

Form 10-K for the fiscal year ended December 31, 2011

Note 1.  Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-11

1.
Comment:  Public statements by your Chief Financial Officer indicate that the restructuring of some of your academic programs have resulted in the acceleration of revenue.  Please tell us the nature of these changes and how you were able to accelerate revenue.  In your response, please provide your basis in U.S. GAAP.  With a view towards enhanced disclosure in future filings, please provide any proposed revised revenue recognition policy disclosure.

Response:   As stated in the summary of significant accounting policies on page F-11 of the Company’s Form 10-K for the year ended December 31, 2011 (the “2011 10-K”), the Company’s revenue recognition policy is consistent with how revenue has always been recognized by the Company.  The Company’s tuition revenue is recognized on a straight-line basis over the length of the applicable program. The change that we made to some of our programs resulted in shortening the delivery time of the program, not the number of hours of the program.  As a result of these changes, students were required to attend classes more hours per week than before, which led to an earlier than originally anticipated graduation date.  Accordingly, we recognized the same revenue as we originally anticipated but over a shorter period of time on a straight-line basis.  The Company does not believe it is necessary to revise our disclosure related to revenue recognition as we believe it is adequately summarized on page F-11 of our 2011 10-K.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 18

2.
Comment:  We note your disclosure in footnote 5 to your Summary Compensation Table that “the dollar value included in the table represents the grant date fair value of 25% of the Performance Shares.”  Pursuant to Item 402(c)(2)(v) of Regulation S-K, the company is required to disclose the aggregate grant date value of its stock awards.  Instruction 3 to Item 402(c)(2)(v) states that for any awards that are subject to performance conditions, you are required to report the value at the grant date based upon the probably outcome of such conditions.  In addition, you are required to disclose, in a footnote to the table, the value of the award at the grant date assuming the highest level of performance conditions will be achieved if an amount less than the maximum was included in the table.  In your future filings, please revise your disclosure to pursuant to Item 402(c)(2)(v) of Regulation S-K.

Response:  We note that while the performance-based restricted stock awards (“Performance Shares”) were granted in 2011, the performance targets for 25% of the Performance Shares will not be determined until the beginning of each of the applicable performance years during the four-year term of the award.  Thus the performance target for 2011 was set in February 2011 and the performance target for 2012 was set in February 2012.  The targets for each of 2013 and 2014 will similarly be set at the beginning of these respect years.  The terms of the Performance Shares are described on page 15 of the Proxy Statement as follows (emphasis added):

“The performance-based restricted stock (“Performance Shares”) vests in equal installments over four years based upon the attainment of both (i) an operating income margin of at least eight percent during any one or more of the fiscal years in the period beginning January 1, 2011 and ending December 31, 2014 and (ii) annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets during each of the four years during the performance period.  The EBITDA targets will be set at the beginning of each applicable year.  Twenty-five percent of the Performance Shares will vest if the EBITDA target for the applicable year is attained.”

We acknowledge that pursuant to Item 402(c)(2)(v) of Regulation S-K, (i) the Company is required to disclose the aggregate grant date fair value of any stock awards and (ii) for awards subject to performance conditions, the amount reported must be based upon the probable outcome of the performance conditions on the date of grant.  For purposes of this disclosure the “grant date” and the “grant date fair value” are to be determined in accordance with FASB ASC Topic 718 (“ASC 718”).  Under ASC 718 if an award of a target number of shares is made at the beginning of a multi-year performance period with a portion of the amount allocated to each of the consecutive performance periods (i) if the performance targets for each of these annual awards is set at the beginning of the period, then that date is the grant date for the entire award and the grant date fair value of the entire award would be measured at this time and (ii) if the performance target for each annual award is set at the beginning of each respective single-year performance period, then each of those dates is a separate grant date for purposes of measuring the grant date fair value of each respective tranche.

In Question 120.06 of the Regulation S-K Compliance and Disclosure Interpretations (“CD&I 120.06”), the Staff addressed this issue:

Question: Under a long-term incentive plan, a named executive officer receives an award for a target number of shares at the start of a three-year period, with one-third of this amount allocated to each of three single-year performance periods. How is grant date fair value determined for purposes of the disclosure required in column (l) of the table?

Answer: The grant date and grant date fair value are determined as provided in FAS 123R. Under paragraph A. 67 of FAS 123R, if all of the annual performance targets are set at the start of the three-year period, that is the grant date for the entire award. The grant date fair value for all three tranches of the award would be measured at that time, and would be reported in column (l). If each annual performance target is set at the start of each respective single-year performance period, however, paragraph A.68 of FAS 123R provides that each of those dates is a separate grant date for purposes of measuring the grant date fair value of the respective tranche. In this circumstance, only the grant date fair value for the first year’s performance period would be measured and reported in column (l). [May 29, 2009]

We note that FAS 123R has now been codified as ASC 718.

Based on ASC 718 and the Staff’s interpretation under CD&I 120.06, the Company disclosed the grant date fair value of 25% of the Performance Shares in the Summary Compensation Table.  In the proxy statements for each of 2013, 2014 and 2015, the Company will disclose the grant date fair value of the respective tranches.

*           *           *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Cesar Ribeiro
Cesar Ribeiro
Chief Financial Officer